Filed Pursuant to Rule 433
Registration No. 333-213335-05

Entergy Texas, Inc.

Final Terms and Conditions

January 3, 2019

	$300,000,000 First Mortgage Bonds, 4.0% Series due March 30, 2029	$400,000,000 First Mortgage Bonds, 4.5% Series due March 30, 2039

Issuer:	Entergy Texas, Inc.	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)	First Mortgage Bonds (SEC Registered)

Expected Ratings (1):	Baa1 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services	Baa1 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	January 3, 2019	January 3, 2019

Settlement Date (T+3)(2):	January 8, 2019	January 8, 2019

Principal Amount:	$300,000,000	$400,000,000

Interest Rate:	4.0%	4.5%

Interest Payment Dates:	March 30 and September 30 of each year	March 30 and September 30 of each year

First Interest Payment Date:	March 30, 2019	March 30, 2019

Final Maturity Date:	March 30, 2029	March 30, 2039

Optional Redemption Terms:	Make-whole call at any time prior to December 30, 2028 at a discount rate of Treasury plus 25 bps and, thereafter, at par	Make-whole call at any time prior to September 30, 2038 at a discount rate of Treasury plus 25 bps and, thereafter, at par

Benchmark Treasury:	3.125% due November 15, 2028	3.000% due August 15, 2048

Spread to Benchmark Treasury:	145 bps	160 bps

Benchmark Treasury Price:	104-25	101-18

Benchmark Treasury Yield:	2.573%	2.921%

Re-offer Yield:	4.023%	4.521%

Price to Public:	99.814% of the principal amount	99.730% of the principal amount

Net Proceeds Before Expenses:	$297,492,000	$395,420,000

CUSIP / ISIN:	29365T AG9 / US29365TAG94	29365T AH7 / US29365TAH77

Joint Book-Running Managers:	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.
	KeyBanc Capital Markets Inc.	KeyBanc Capital Markets Inc.
	Mizuho Securities USA LLC	Mizuho Securities USA LLC
	MUFG Securities Americas Inc.	MUFG Securities Americas Inc.
	Scotia Capital (USA) Inc.	Scotia Capital (USA) Inc.

Co-Managers:	Loop Capital Markets LLC	Loop Capital Markets LLC
	Siebert Cisneros Shank & Co., L.L.C.	Siebert Cisneros Shank & Co., L.L.C.
___________________________
(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about January 8, 2019, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iv) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or (v) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.